

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2021

Gary Bowman
Chief Executive Officer
Bowman Consulting Group Ltd.
12355 Sunrise Valley Drive
Suite 520
Reston, VA 20191

      Re: Bowman Consulting Group Ltd.
          Amendment No. 2 to Registration Statement on Form S-1
          Filed May 3, 2021
          File No. 333-255076

Dear Mr. Bowman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 20, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed May 3, 2021

Dilution, page 33

1.   The "historical net tangible book value per share as of December 31, 2020" and the "as adjusted net tangible book value per share immediately after this offering" do not appear to be presented on a per share basis. Additionally, the historical net tangible book value you present does not appear to be adjusted for goodwill and intangible assets. Please revise your presentation or tell us why no changes are necessary. To assist us in evaluating your dilution computation, please tell us in your response how you derived the amounts in your computation from your financial statement amounts, or provide us an illustrative computation.

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

2.   Please amend your filing to include an audit report and consent that is finalized and without qualification.

       You may contact James Giugliano at (202) 551-3319 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Dietrich King at (202) 551-8071 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services

cc: Andrew M. Tucker